21002480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67202

Mail Processing Section MAR 03 2021 Washington, DC 413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. Wacker Drive, Suite 610
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Spears, President/CEO/CCO 312-376-4505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

Signature

President/CEO/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Illinois
County of Kane
Subscribed and sworn to (or affirmed) before me on this 9TH day of February, 2021 by Curtis Spears proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Heather A. Ingevaldson

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 26, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Andes Capital Group, LLC
Statement of Financial Condition
December 31, 2020

ASSETS	**2020**
ASSETS:	
Cash and cash equivalents	$ 61,648
Commission receivable	5,531
Loan	31,500
TOTAL ASSETS	98,679

LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts Payable	$ 7,106
Bank Loan Payable	5,358
Total liabilities	12,464
MEMBERS' EQUITY	86,215
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 98,679

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Income
For the Year Ended December 31, 2020

		2020
Revenues:		
Commissions	$	209,739
Consulting fees		549,162
Total revenues		758,901
Operating expenses:		
Outside services		598,188
Advertising		168
Bank Charges		997
Conferences and meetings		488
Contribution		105
Dues and subscriptions		7,863
Guaranteed Payments to Partners		40,876
Insurance		1,791
Licenses and permits		758
Meals		7,121
Office expense		10,260
Professional fees		63,310
Rent		15,000
Supplies		24
Telephone		5,573
Travel		4,224
Interest Expense		1,176
Penalties		518
Total operating expenses		758,440
Net Income	$	461

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

		2020
Members' equity at December 31, 2019	$	65,754
Members Contribution		20,000
Net Income		461
Members' equity at December 31, 2020	$	86,215

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		**2020**
Net Income	$	461
Adjustments to Reconcile net income to net cash used in		
Operating activities:		
(Increase) decrease in:		
Commissions receivable		3,360
Deposit due from broker		406
Increase (decrease) in:		
Accounts payable		(554)
Net cash provided by operating activities		3,673
CASH FLOWS FROM INVESTING ACTIVITIES:		—
CASH FLOWS FROM FINANCING ACTIVITES:		
Bank Loan Payable		5,358
Member Contributions		20,000
Net cash provided by financing activities		25,358
NET INCREASE IN CASH		29,031
CASH AND CASH EQUIVALENTS, beginning of year		32,617
CASH AND CASH EQUIVALENTS, end of year	$	61,648
SUPPLEMENTAL DISCLOSURE;		
Interest Paid	$	1,176
Taxes Paid	$	800

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Notes to Financial Statements
December 31, 2020

Note 1- Summary of Significant Accounting Policies

Organization and Nature of Operations

Andes Capital Group, LLC (The "Company") is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of The Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and underwriting of taxable fixed income and private placements.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents,

Leases

The Company leases its office space under a month-to-month agreement. This agreement is not subject to FASB ASC 842, leases. The company records rent expenses monthly as billed.

Advertising

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $168 for the year ended December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Property and equipment is fully depreciated as of December 31, 2020.

Income Taxes

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their respective individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination

Note 1- Summary of Significant Accounting Policies (Continued)

Income Taxes (Continue)

and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2020.

Revenue Recognition

Revenue represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Company. There are two material revenue streams: securities trading and private placements. Trading revenue is recognized on trade date. Private placement revenue is recognized on the closing date of the transaction.

Note 2 - Members' Equity

The Company is governed by the terms and conditions of the Limited Liability Company Agreement (The Agreement) dated August 27, 2018. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon any of the following events: (i) Upon the written action of Members holding not less than 66-2/3% of all outstanding Units, (ii) upon the issuance of a final and non-appealable judicial decree of dissolution; (iii) upon a sale consisting of a sale or other disposition of all or substantially all of the assets of the Company.

Members – The Company is composed of four members with no class distinction.

Note 3 - Fair Value Financial Instrument

The Company's financial instruments are cash and cash equivalents, unbilled services and accounts payable for which recorded values approximate fair values based on their short-term nature.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2020, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2020, the Company had net capital of $49,184, which was $44,184 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.14 to 1 at December 31, 2020.

Note 5- Operating Lease

The Company entered into a lease agreement for its operating facility under a month-to-month lease. The lease requires monthly lease payment of $1,250. For the year ending December 31, 2020, rent expense for this lease totaled $15,000.

On April 17, 2020, the Company entered into a special amendment to lease due to COVID-19. The landlord has elected to defer rent and other charges due under the Lease for April and May 2020 provided that the Company repays such deferred amount over a 12 months period commencing on June 1, 2020.

Note 6- Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 7 – Major Customers

Revenues from institutional clients in excess of 10 percent of total revenues and reimbursable expenses income are as follows:

Customer 1: $343,750 Customer 2: $149,398 Customer 3: $109,194

Note 8 – Paycheck Protection Program Loan

On August 7, 2020, the Company received $5,358 funding for a CARES act Payroll Protection Program Loan. Terms of the loan are 360 days, 0.98% interest rate, with a 10 month deferral of payments after covered period. The covered period is 24 weeks after the date of fund disbursement. Provisions of the CARES Act could allow for potential forgiveness of all or part of the loan provided the funds are spent on qualified expenses such as payroll cost, rent, utilities within 24 weeks of fund disbursement.

Note 9 - Subsequent Events

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 10 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Andes Capital Group, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Members' Equity	$86,215	
Total Members' Equity		$86,215
Less: Non allowable assets		
Loan	$(31,500)	
Commission Receivable	(5,531)	
Total non-allowable assets		(37,031)
Net Capital		$49,184
Computation of Net Capital Requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$474	
Minimum dollar net capital required	$5,000	
Net capital required (greater of above)		($5,000)
Excess net capital		$44,184
Aggregate Indebtedness		$7,106
Ratio of aggregated indebtedness to net capital		0.14:1

Note: There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2020

See report of independent registered public accounting firm

Andes Capital Group, LLC

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2020

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and direct subscription-way sale of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Andes Capital Group, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Andes Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Andes Capital Group, LLC claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and direct subscription-way sale of securities and (2) Andes Capital Group, LLC stated that Andes Capital Group, LLC met the identified exemption provisions throughout the year ending December 31, 2020 without exceptions. Andes Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andes Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 26, 2021

Andes Capital GROUP

Exemption Report

This is to certify that, to the best of my knowledge and belief:

Andes Capital Group, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and direct subscription-way sale of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption throughout the year ending December 31, 2020 without exceptions.

Thank you,

Curtis Spears

Curtis Spears
President/CEO

Andes Capital Group, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Andes Capital Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Andes Capital Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Andes Capital Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Andes Capital Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 26, 2021

Andes Capital Group, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

		Amount
Total assessment	$	1,138
SIPC-6 general assessment Payment made on July 20, 2020		(494)
SIPC-7 general assessment Payment made on January 28, 2021		(644)
Total assessment balance (overpayment carried forward)	$	-